Exhibit 12.1

CME Group Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges (1)

(in millions, except ratio)

	Year Ended December 31,					9 Months Ended September 30,
	2004	2005	2006	2007	2008	2009
Income before income taxes	$367.7	$508.4	$671.7	$1,095.8	$1,248.0	$1,081.2
Add back CME share of loss on equity investee (2)	3.6	2.6	0.8	0.8	5.1	4.6

Earnings Before Income Taxes	371.3	511.0	672.5	1,096.6	1,253.1	1,085.8
Plus:
Interest Expense (excluding interest for securities lending)	0.4	0.3	0.2	3.6	56.5	103.2
Interest Expense within Rent	3.3	3.1	3.4	6.9	11.0	8.1

Adjusted Earnings	$375.0	$514.4	$676.1	$1,107.1	$1,320.6	$1,197.1

Fixed Charges	$3.7	$3.4	$3.6	$10.4	$67.5	111.3
Ratio of Earnings to Fixed Charges	100.80	153.09	189.59	105.93	19.56	10.75

(1)	The ratio of earnings to fixed charges is calculated by dividing earnings, as defined, by fixed charges, as defined. For this purpose, “earnings” consist of income before income taxes, plus fixed charges and “fixed charges” consist of interest incurred and the interest portion of rent expense.
(2)	Represents CME Groups’ interest in various entities, which are recognized using the equity method of accounting.